UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at January 24, 2006

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 24, 2006

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

RESOURCE ESTIMATE FOR PEBBLE EAST CONFIRMS
A WORLD CLASS PORPHYRY COPPER-GOLD-MOLYBDENUM DEPOSIT

January 24, 2006, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; AMEX: NAK) is pleased to report the results of an initial mineral resource estimate for the Pebble East deposit at its Pebble Project in southwestern Alaska. The resource estimate shows that Pebble East represents a significant increase in copper, gold and molybdenum resources for the overall Pebble Project and substantially augments its higher grade resources. The Pebble East deposit is contiguous with the Pebble West deposit and will be assessed for its amenability to low cost, bulk underground mining (see Pebble Project Deposit Plan and Section posted on Northern Dynasty's website at www.northerndynasty.com). The Pebble West porphyry copper-gold-molybdenum deposit is currently being studied at the feasibility level as a major open pit mine.

At a 0.60% copper equivalent cut-off, the estimated inferred mineral resources in the Pebble East deposit are:

-1.83 billion tonnes grading 1.05% copper equivalent, containing 24.3 billion pounds of copper, 22.1 million ounces of gold, and 1.5 billion pounds of molybdenum.

At a 1.00% copper equivalent cut-off, the higher-grade inferred mineral resources are estimated at:

- 947 million tonnes grading 1.28% copper equivalent, containing 16.0 billion pounds of copper, 14.5 million ounces of gold, and 830 million pounds of molybdenum.

A summary of mineral resources for the Pebble East deposit at various cut-off grades is tabulated below.

TABLE 1 - PEBBLE EAST DEPOSIT
INFERRED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	2,126	0.55	0.34	0.037	0.97	25.9	23.5	1,717
0.60	1,832	0.60	0.37	0.038	1.05	24.3	22.1	1,547
0.70	1,611	0.64	0.40	0.039	1.10	22.6	20.5	1,398
1.00	947	0.77	0.48	0.040	1.28	16.0	14.5	830

Note 1
By prescribed definition, "Mineral Resources" do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Note 2
Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05).

Note 3
A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. For bulk underground mining higher cut-offs, such as 0.60% CuEQ, are typically used. All cut-offs are subject to a feasibility study.

Note 4
The resource estimates for Pebble East were prepared by the technical staff of Northern Dynasty and audited by independent consultants, Roscoe Postle Associates Inc.

The Pebble East deposit is open to expansion in all lateral directions and to depth. There is excellent potential to establish significant additional resources with further drilling. Northern Dynasty is now focused on thoroughly assessing Pebble East through drilling, engineering and environmental programs in order to integrate this exceptional discovery into an overall mine plan that is optimal for the project. The drilling component of the programs consists of 30,500 metres (100,000 feet) at a budgeted cost of US$20 million and will commence as soon as rigs with deep drilling capability can be mobilized to site, expected in March. Comprehensive engineering, environmental, and socioeconomic programs, designed for the completion of a feasibility study and permit applications for a modern, long-life mining operation with large scale annual metal output will continue in parallel with the Pebble East drilling program. At this point, expectations are that the project will integrate production from high volume, low cost, open pit and underground mines.

A comparison with the mineral resources and the metals contained in the Pebble West deposit at the same cut-offs, shown in Tables 2 and 3, clearly demonstrates the substantial value that the Pebble East deposit could add to the Pebble Project.

TABLE 2 - PEBBLE WEST DEPOSIT
MEASURED PLUS INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	3,026	0.28	0.32	0.015	0.56	18.8	31.3	993
0.40	2,413	0.31	0.35	0.016	0.61	16.5	27.0	855
0.50	1,628	0.35	0.39	0.018	0.69	12.7	20.5	629
0.60	970	0.41	0.45	0.020	0.78	8.7	13.8	420
0.70	569	0.46	0.50	0.021	0.88	5.8	9.1	265

TABLE 3 - PEBBLE WEST DEPOSIT
INFERRED MINERAL RESOURCES
Cut-Off	Size	Grade				Contained Metal
CuEQ %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	1,130	0.24	0.30	0.014	0.50	5.9	10.8	361
0.40	756	0.27	0.34	0.017	0.57	4.5	8.2	278
0.50	417	0.31	0.42	0.018	0.67	2.9	5.6	168
0.60	226	0.36	0.49	0.020	0.77	1.8	3.6	101
0.70	143	0.40	0.56	0.020	0.85	1.3	2.6	62

Note 1
By prescribed definition, "Mineral Resources" do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Note 2
Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold, and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05).

Note 3
A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. For bulk underground mining higher cut-offs, such as 0.60% CuEQ, are typically used. All cut-offs are subject to a feasibility study.

Note 4
The resource estimates for Pebble West were prepared by independent consultants, Roscoe Postle Associates Inc. as described in Northern Dynasty's news release dated March 4, 2005.

Bob Dickinson, Northern Dynasty's Chairman commented, "The ongoing success of our drilling programs at Pebble demonstrates the extraordinary potential of the Project's mineralizing systems. The combined Pebble West and Pebble East resources rank among the largest copper, gold and molybdenum accumulations in the world. This initial resource estimate of the Pebble East indicates a substantial increase in the copper, gold and molybdenum available, with significant promise to further expand that resource. Pebble is an exceptionally important discovery because it is located on American soil - a stable jurisdiction in which the development rules are well-known - at a time when the demand for copper, gold and molybdenum is increasing worldwide while available new supplies are limited."

The Pebble East resource estimate is based upon drill core assay results from 20,890 metres (68,500 feet) of drilling in 22 holes completed by Northern Dynasty. The estimate was prepared by the technical staff of Northern Dynasty and audited by industry leading geological and mining consultants at Roscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent Qualified Person as defined by National Instrument 43-101. A technical report detailing the resource estimate will be filed on www.sedar.com within 45 days.

Mark Rebagliati, P.Eng., is the Qualified Person supervising the quality control and assurance program for the Pebble Project. Logging and sampling is completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is split and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing and crushing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9002 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. Copper and molybdenum assays are by four acid digestion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are also analyzed for 23 additional elements by four acid digestion ICP-ES. Northern Dynasty includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
President and CEO

Forward Looking and other Cautionary Information

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources"' and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable